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                            December 6, 2021

       Jeffrey Peck
       Chief Executive Officer
       iSUN, Inc.
       400 Avenue D, Suite 10
       Williston, Vermont 05495

                                                        Re: iSUN, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 19,
2021
                                                            File No. 333-261237

       Dear Mr. Peck:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed November 19, 2021

       General

   1. Please tell us how you have complied, or intend to comply, with the requirements of Rules
                                                        8-04 and 8.05 of
Regulation S-X as they relate to your acquisition of Solar Communities
                                                        Inc. which was
consummated on October 1, 2021.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jeffrey Peck
iSUN, Inc.
December 6, 2021
Page 2

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                         Sincerely,
FirstName LastNameJeffrey Peck
                                                         Division of
Corporation Finance
Comapany NameiSUN, Inc.
                                                         Office of
Manufacturing
December 6, 2021 Page 2
cc:       H. Kenneth Merritt, Jr., Esq.
FirstName LastName